[redacted]

SECU 08026512 MISSION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-67173

AB* 3/4

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BDR Research, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, #904
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Gallagher **(212) 994-3777**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 Fifth Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
102

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDR Research, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Denett Whitford
State of NY Notary Public
Reg. #01WH5038652
Greene County
My Commission Expires
January 30, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BDR RESEARCH, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

BDR RESEARCH, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to statement of financial condition	3 - 4

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
BDR Research, LLC

We have audited the accompanying statement of financial condition of BDR Research, LLC (a limited liability company and a wholly owned subsidiary of Back Bowl Holdings, LLC) (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BDR Research, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

BDR RESEARCH, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	26,893
Prepaid expenses		805
Accounts receivable		20,500
TOTAL ASSETS	$	48,198

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	11,909
Due to related parties		7,000
Total liabilities		18,909
Member's equity		29,289
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	48,198

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

BDR Research, LLC (a limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on September 19, 2005, under the state laws of New York and was approved by FINRA on May 31, 2006. The Company is a wholly owned subsidiary of Back Bowl Holdings, LLC (the "Parent"). The Company is a limited-purpose broker-dealer that purchases research written by an affiliated entity (a registered investment advisor) for distribution to institutional investors as third-party affiliate research.

As a limited liability company, the Company's member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenues from the distribution of third-party affiliate research are recorded when the research is delivered to the client or ratably over the length of a customer's contract in the care of contracts for services to be provided for a stipulated term.

Accounts receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for Federal income taxes. The Company files income tax returns on a consolidated basis with its Parent (a limited liability company). The City of New York does not recognize limited liability companies; therefore, a provision has been made for the Company's share of the consolidated provision for the City of New York unincorporated business tax, if applicable.

NOTE 3. CONCENTRATION OF CREDIT RISK

Four customers accounted for approximately 80% of the Company's revenues during the year ended December 31, 2007, and 63% of its accounts receivable at December 31, 2007.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 for the 12 months after commencing business and 15 to 1 thereafter. Net capital and aggregate indebtness change from day to day. At December 31, 2007, the Company had regulatory net capital of $(21,305), which exceeded the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 234 to 1 as of December 31, 2007.

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company and other entities affiliated with the Company through common ownership or management share personnel and other administrative expenses. Substantially all of these costs are borne by the affiliated entities. The Company leases office space from an affiliated entity for $500 per month. The total amount paid for rent in 2007 was $6,000. In addition, the Company also purchases independent research and analysis from this affiliated entity. The total paid for research from the affiliate in 2007 was $60,000.

END